SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of December 2012

Commission File Number: 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167 Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Korea Electric Power Corporation

Monthly Power Sales Report

		Power Sold (In gigawatt hours)			Power Sales (In billions of Won)
Period	Demand by Type of Usage	November 2011	November 2012	Year on year growth	November 2011	November 2012	Year on year growth
For November	Residential	5,195	5,307	2.2%	627	636	1.4%
	Commercial	7,353	7,577	3.0%	805	905	12.5%
	Educational	564	616	9.3%	58	71	22.2%
	Industrial	21,055	21,424	1.8%	1,963	2,271	15.7%
	Agricultural	1,116	1,297	16.2%	48	53	10.8%
	Street-lighting	289	290	0.1%	25	28	9.5%
	Overnight Power	1,308	1,420	8.6%	77	82	7.5%

	Total	36,880	37,931	2.8%	3,603	4,046	12.3%

From January To November	Residential	58,145	59,904	3.0%	7,011	7,632	8.9%
	Commercial	91,084	92,551	1.6%	9,197	10,663	15.9%
	Educational	6,813	6,989	2.6%	640	785	22.8%
	Industrial	229,720	235,834	2.7%	18,454	22,492	21.9%
	Agricultural	10,246	11,556	12.8%	445	540	21.3%
	Street-lighting	2,844	2,853	0.3%	250	292	16.7%
	Overnight Power	16,548	15,322	-7.4%	885	933	5.4%

	Total	415,401	425,010	2.3%	36,882	43,337	17.5%

*	Prior to September 2012, overnight power was included in residential. Starting in September 2012, overnight power is computed separately. The amount of overnight power from January to September 2012 has been computed retroactively.
**	The figures may not add up to the relevant total numbers due to rounding.

Disclaimer:

The sales figures, including but not limited to power sold and revenues received therefrom (the “Estimates”), of Korea Electric Power Corporation (“KEPCO”) as presented above have been prepared for convenience only based on internal estimates of KEPCO as of the relevant meter reading dates and do not include power sold and revenues received from pumped storage units. These figures have neither been audited nor reviewed by KEPCO’s independent accountants, Deloitte Anjin LLC., or any other accountants. These Estimates may differ significantly from the actual results of operations of KEPCO, which KEPCO expects to publicly disclose in the future, in a number of ways, including but not limited to, elimination of internal profits and sales discount. KEPCO disclaims any liability in connection with the Estimates, and no reliance should be made upon these Estimates including in connection with, but not limited to, entering into any contract for the purpose of trading any securities of KEPCO or any other investment decision in respect of KEPCO or its securities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Jung In
Name:	Kim, Jung In
Title:	Vice President

Date: December 20, 2012